UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2022

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya

Name:	Makoto Umemiya
Title:	Deputy President & Senior Executive Officer / Group CFO

June 24, 2022

To whom it may concern:

Mizuho Financial Group, Inc.

Filing of Extraordinary Report

Mizuho Financial Group, Inc. (“Mizuho Financial Group”) hereby announces that it filed today an extraordinary report concerning the results of the exercise of voting rights at the ordinary general meeting of shareholders of Mizuho Financial Group.

1. Reason for filing

Given that the proposals were adopted at the 20th Ordinary General Meeting of Shareholders of Mizuho Financial Group held on June 21, 2022, Mizuho Financial Group filed the extraordinary report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs.

2. Description of report

(1)	Date on which the ordinary general meeting of shareholders was held

June 21, 2022

(2)	Matters to be resolved

Proposal 1:	Appointment of twelve (12) directors

It was proposed that Mr. Tatsuo Kainaka, Mr. Yoshimitsu Kobayashi, Mr. Ryoji Sato, Mr. Takashi Tsukioka, Mr. Masami Yamamoto, Ms. Izumi Kobayashi, Mr. Seiji Imai, Mr. Hisaaki Hirama, Mr. Masahiro Kihara, Mr. Makoto Umemiya, Mr. Motonori Wakabayashi and Mr. Nobuhiro Kaminoyama, twelve (12) in total, be appointed to assume the office of director.

Proposal 2:	Partial amendment to the Articles of Incorporation

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(3)	Number of voting rights for approval, disapproval and abstention for the matters to be resolved, and the requirement for adoption and voting results thereof

Matters to be resolved	Number of approval (units)	Number of disapproval (units)	Number of abstention (units)	Approval rate (%)	Voting result
Proposal 1
Tatsuo Kainaka	11,435,413	5,018,579	1,729	68	Adopted
Yoshimitsu Kobayashi	14,838,449	1,617,250	33	88	Adopted
Ryoji Sato	12,448,164	4,005,824	1,729	74	Adopted
Takashi Tsukioka	14,873,436	1,582,266	33	89	Adopted
Masami Yamamoto	14,881,814	1,573,887	33	89	Adopted
Izumi Kobayashi	12,461,651	3,982,296	11,767	74	Adopted
Seiji Imai	13,326,717	3,127,270	1,729	79	Adopted
Hisaaki Hirama	10,561,820	5,892,178	1,729	63	Adopted
Masahiro Kihara	16,181,759	273,947	33	96	Adopted
Makoto Umemiya	14,638,212	1,817,474	33	87	Adopted
Motonori Wakabayashi	11,365,651	5,088,344	1,729	68	Adopted
Nobuhiro Kaminoyama	15,112,931	1,342,775	33	90	Adopted
Proposal 2	16,431,658	57,570	19	98	Adopted

As noted above, taking seriously the considerable number of votes casted against the proposal for the appointment of some directors, Mizuho Financial Group will analyze the reasons and causes of the opposition and consider necessary actions.

Note:    The requirements for adoption of each proposal are as follows:

•

Approval of a majority of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of Proposal 1.

•

Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of Proposal 2.

(4)	Reason for not counting a portion of the voting rights of the shareholders present at the ordinary general meeting of shareholders

Since the adoption of all the proposals was conclusively decided by the exercise of the voting rights prior to the date of this general meeting and the number of voting rights of shareholders in attendance at this general meeting, whose approval or disapproval Mizuho Financial Group was able to confirm, the number of voting rights for approval, disapproval and abstention shown in the above table does not include a portion of those of the shareholders present at the general meeting.

-End-

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